UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GLOBE SPECIALTY METALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37954N206

(CUSIP Number)

Kevin J. O’Connor
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/23/2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 37954N206	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D
CUSIP No. 37954N206	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D
CUSIP No. 37954N206	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 37954N206	Page 5 of 9 Pages
1	NAME OF REPORTING PERSON Rubric Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 37954N206	Page 6 of 9 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on December 1, 2015 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Original Schedule 13D.  This Amendment No.1 is being filed to satisfy any reporting obligations that the Reporting Persons may have in respect of the Common Stock in connection with the conversion of all of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons into rights to receive ordinary shares of a separate issuer and the subsequent de-registration and delisting of the Issuer’s securities.

Item 5.                                        Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the close of business on December 23, 2015, the Reporting Persons beneficially owned 0 shares of Common Stock, representing approximately 0% of the shares of Common Stock outstanding.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Point72 Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero (-0-) shares of Common Stock;

(ii) Point72 Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero (-0-) shares of Common Stock;

(iii) Cubist Systematic Strategies has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero (-0-) shares of Common Stock;

(iv) Rubric Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero (-0-) shares of Common Stock; and
(v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero (-0-) shares of Common Stock.

(c) Information concerning transactions in the shares of Common Stock effected by the Portfolio Funds since the filing of the Original 13D is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Portfolio Funds.

(e) As of the close of business on December 23, 2015, the Reporting Persons ceased to beneficially own any shares of Common Stock.
Item 7.                                        Material to be filed as Exhibits.
1.   Schedule A -  Trading History

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2015

POINT72 ASSET MANAGEMENT, L.P.

By:  /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person
POINT72 CAPITAL ADVISORS, INC.
By:  /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person
CUBIST SYSTEMATIC STRATEGIES, LLC

By:  /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person
RUBRIC CAPITAL MANAGEMENT, LLC
By:  /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person
STEVEN A. COHEN
By:  /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

Schedule A

TRADING HISTORY

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold by an investment fund managed by the Reporting Person indicated.  The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Trade Date	Name	Amount	Weighted Average Price	Range
12/1/2015	Cubist Systematic Strategies, LLC	- 115	10.21261	10.210 - 10.230
12/1/2015	Cubist Systematic Strategies, LLC	25694	10.36863	10.180 - 10.450
12/1/2015	Cubist Systematic Strategies, LLC	463	10.24564	10.240 - 10.250
12/1/2015	Cubist Systematic Strategies, LLC	- 463	10.37413	10.360 - 10.390
12/1/2015	Rubric Capital Management, LLC	53545	10.22103	10.075 - 10.300
12/2/2015	Cubist Systematic Strategies, LLC	- 3575	10.73717	10.570 - 10.850
12/2/2015	Cubist Systematic Strategies, LLC	5718	10.93788	10.790 - 10.990
12/2/2015	Cubist Systematic Strategies, LLC	18782	11.03650	11.000 - 11.090
12/2/2015	Cubist Systematic Strategies, LLC	- 500	10.99000	10.990 - 10.990
12/2/2015	Cubist Systematic Strategies, LLC	- 8200	11.03323	11.000 - 11.080
12/3/2015	Point72 Asset Management, L.P.	1943	10.64665	10.460 - 10.800
12/3/2015	Cubist Systematic Strategies, LLC	4900	10.76694	10.600 - 10.820
12/3/2015	Cubist Systematic Strategies, LLC	- 1556	10.78210	10.750 - 10.810
12/3/2015	Point72 Asset Management, L.P.	- 1943	10.62927	10.470 - 10.800
12/4/2015	Point72 Asset Management, L.P.	972	10.54414	10.450 - 10.630
12/4/2015	Cubist Systematic Strategies, LLC	87	10.42000	10.420 - 10.420
12/4/2015	Cubist Systematic Strategies, LLC	- 1300	10.52788	10.480 - 10.560
12/4/2015	Point72 Asset Management, L.P.	2217	10.46398	10.420 - 10.520
12/4/2015	Point72 Asset Management, L.P.	- 972	10.57986	10.480 - 10.630

12/7/2015	Point72 Asset Management, L.P.	972	9.91444	9.830 - 9.970
12/7/2015	Cubist Systematic Strategies, LLC	700	9.94143	9.890 - 9.980
12/7/2015	Point72 Asset Management, L.P.	8300	9.90043	9.710 - 9.980
12/7/2015	Point72 Asset Management, L.P.	3300	10.10300	10.000 - 10.340
12/7/2015	Point72 Asset Management, L.P.	- 972	9.90103	9.830 - 9.940
12/8/2015	Cubist Systematic Strategies, LLC	- 500	9.68200	9.670 - 9.690
12/8/2015	Cubist Systematic Strategies, LLC	900	9.72889	9.690 - 9.750
12/9/2015	Cubist Systematic Strategies, LLC	501	9.49846	9.450 - 9.730
12/9/2015	Cubist Systematic Strategies, LLC	- 2	9.60000	9.600 - 9.600
12/9/2015	Cubist Systematic Strategies, LLC	500	9.71300	9.705 - 9.715
12/10/2015	Point72 Asset Management, L.P.	- 972	9.63070	9.570 - 9.770
12/10/2015	Cubist Systematic Strategies, LLC	- 905	9.71584	9.670 - 9.763
12/10/2015	Cubist Systematic Strategies, LLC	- 1795	9.55749	9.550 - 9.560
12/10/2015	Cubist Systematic Strategies, LLC	1795	9.57257	9.480 - 9.630
12/10/2015	Cubist Systematic Strategies, LLC	- 500	9.50100	9.490 - 9.520
12/10/2015	Point72 Asset Management, L.P.	972	9.67291	9.590 - 9.740
12/11/2015	Cubist Systematic Strategies, LLC	400	9.08500	9.050 - 9.110
12/11/2015	Cubist Systematic Strategies, LLC	- 3	9.11667	9.090 - 9.160
12/14/2015	Cubist Systematic Strategies, LLC	- 1513	9.22463	9.150 - 9.290
12/14/2015	Cubist Systematic Strategies, LLC	9047	9.28924	9.230 - 9.350
12/15/2015	Cubist Systematic Strategies, LLC	3802	9.53332	9.390 - 9.570
12/16/2015	Cubist Systematic Strategies, LLC	- 101	9.50089	9.500 - 9.590
12/16/2015	Cubist Systematic Strategies, LLC	101	9.59119	9.590 - 9.710
12/17/2015	Cubist Systematic Strategies, LLC	1	9.55000	9.550 - 9.550
12/17/2015	Cubist Systematic Strategies, LLC	- 5852	9.77180	9.560 - 9.895
12/17/2015	Cubist Systematic Strategies, LLC	1	10.01000	10.010 - 10.010
12/17/2015	Point72 Asset Management, L.P.	- 25037	9.67176	9.470 - 9.990

12/17/2015	Point72 Asset Management, L.P.	- 4963	10.03969	10.010 - 10.090
12/18/2015	Cubist Systematic Strategies, LLC	- 1	9.95000	9.950 - 9.950
12/18/2015	Cubist Systematic Strategies, LLC	600	10.12500	10.110 - 10.140
12/18/2015	Cubist Systematic Strategies, LLC	- 800	10.14500	10.050 - 10.260
12/21/2015	Cubist Systematic Strategies, LLC	- 601	10.14336	10.100 - 10.170
12/22/2015	Cubist Systematic Strategies, LLC	- 800	10.41625	10.340 - 10.440
12/22/2015	Point72 Asset Management, L.P.	7359	10.39710	10.140 - 10.480
12/23/2015	Cubist Systematic Strategies, LLC	- 300	10.76000	10.740 - 10.780
12/23/2015	Cubist Systematic Strategies, LLC	600	10.51167	10.490 - 10.550